

Mail Stop 4631

May 12, 2010

By U.S. Mail and Facsimile

Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd.
Fort Wayne, IN 46804

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 000-21719**

Dear Ms. Wagler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 42
Operating Results 2009 vs. 2008, page 44

1.   We note your discussion of changes in price and/or volume that have impacted your results. We previously commented on your MD&A in our review of your Form 10-K for the fiscal year ended December 31, 2007. In your response letter dated January 5, 2009, you committed to providing more quantitative information. We again urge you to find ways to provide a more quantified discussion of the

various factors that impact your results. It appears that this disclosure would enable readers to better understand your results in a more informative and transparent manner. Please tell us your intentions in this matter.

2.   In future filings, please revise your discussion of segment results to also disclose and discuss the reasons for the material changes between your segment operating income (loss) from period-to-period. Please see Release No. 33-8350 for guidance.

Critical Accounting Policies, page 54
Impairments of Long-Lived Tangible and Finite-Lived Intangible Assets, page 55

3.   Please revise future annual and quarterly filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test these assets for recoverability. If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.

Goodwill and Other Indefinite-Lived Intangible Assets, page 55

4.   In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:
- Identify the reporting unit.
- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A description of the assumptions that drive the estimated fair value.
- A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

<u>Item 8. Consolidated Financial Statements and Supplementary Data, page 58</u>
<u>Consolidated Statements of Cash Flows, page 65</u>

5.   In future filings, please revise the operating activity section of your statements of cash flows to begin the reconciliation with consolidated net income (loss) as required by FASB ASC 230-10-45-28.

<u>Note 1 – Description of the Business and Summary of Significant Accounting Policies, page 69</u>
<u>Goodwill, page 70</u>

6.   Please explain to us the reason for the change in carrying amount of your goodwill from 2008 to 2009. Additionally, please revise future filings to provide the disclosures required by FASB ASC 350-20-50.

<u>Note 3 – Long-Term Debt, page 77</u>
<u>5.125% Convertible Senior Notes, page 79</u>

7.   With a view towards future disclosure, please provide us with a specific and comprehensive discussion of your anti-dilution provisions. In this regard, please address whether the provisions protect holders from declines in your stock price. Refer to FASB ASC 815-10-65-3.

<u>Note 14 – Condensed Consolidating Information, page 95</u>

8.   Please provide us a reconciliation of your parent equity to consolidated equity for your condensed consolidating balance sheets. In this regard, it is unclear to us why total stockholders' equity of the parent does not equal total consolidated Steel Dynamics Inc. stockholders' equity. In addition, please help us understand your presentation of your parent financial amounts in your condensed consolidating statements of operations. In this regard, it is unclear to us why the equity in net income of subsidiaries includes the net loss attributable to non-controlling interests.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant